Exhibit 4.18
GUARANTY AGREEMENT
This Guaranty Agreement (the “Guaranty”) is dated as of June 30, 2010, by NIMIN ENERGY CORP., (“Guarantor”), an Alberta corporation, in favor of BP CORPORATION NORTH AMERICA INC., an Indiana corporation (“Counterparty”) and each of their respective successors and assigns as permitted pursuant to the Agreement.
WHEREAS, Legacy Energy, Inc., a Delaware corporation (“Company”), and Counterparty have entered into that certain ISDA Master Agreement dated as of June 30, 2010 (the “Agreement”), and have entered into or will enter into one or more transaction confirmations thereunder; and
WHEREAS, the Guarantor is the direct or indirect parent of Company, and will receive substantial and direct benefits from the transactions contemplated by the Agreement and has agreed to enter into this Guaranty to provide assurance for the payment obligations of Company in connection with the Agreement and to induce the Counterparty to enter into the Agreement.
NOW, THEREFORE, in consideration of good and valuable consideration, the adequacy, receipt and sufficiency of which are hereby acknowledged, the Guarantor hereby agrees as follows:
1.	Guaranty. The Guarantor hereby unconditionally, irrevocably and absolutely guarantees the prompt, complete and full payment when due (subject to written demand in accordance with Paragraph 6 below) of Company’s payment obligations arising under the Agreement, as such Agreement may be amended or modified by agreement between Company and the Counterparty from time to time (collectively, the “Guaranteed Obligations”), plus all interest, reasonable attorneys’ fees, and/or costs of collection, if any, required by such Agreement to be paid by Company in the collection of Guaranteed Obligations. In addition, subject to the limitations above, Guarantor shall reimburse Counterparty for all sums paid to Counterparty by Company with respect to such Guaranteed Obligations which Counterparty is subsequently required to return to Company or a representative of Company’s creditors as a result of Company’s bankruptcy, insolvency, reorganization, liquidation, receivership, or similar proceeding. The Guarantor’s obligations and liability under this Guaranty shall be limited to payment obligations only and the Guarantor shall have no obligation to perform under any Agreement, including, without limitation, to sell, deliver, supply or transport gas, electricity or any other commodity.
If all or a part of any payment made by Guarantor to Counterparty hereunder is later determined to have been improper because such amount was not actually owed by Company to Counterparty under the Agreement or such payment was otherwise unjustified, Counterparty shall repay such amount to Guarantor within ten (10) business days of written demand by Guarantor together with any interest, reasonable attorneys’ fees, and/or costs of collection, if any, required by the Agreement to be paid by Counterparty in the collection of such amount.
2.	Guaranty Absolute. The liability of Guarantor under this Guaranty shall be absolute, irrevocable and unconditional irrespective of:

(a)	any defect or deficiency in any Agreement or any other documents executed in connection with any Agreement;

(b)	any modification, extension or waiver of any of the terms of any Agreement;

(c)	any change in the time, manner, terms or place of payment of or in any other term of, all or any of the Guaranteed Obligations, or any other amendment or waiver of or any consent to departure from any Agreement or any other agreement or instrument executed in connection therewith;

(d)	any sale, exchange, release or non-perfection of any property standing as security for the liabilities hereby guaranteed or any liabilities incurred directly or indirectly hereunder or any setoff against any of said liabilities, or any release or amendment or waiver of or consent to departure from any other guaranty, for all or any of the Guaranteed Obligations;

(e)	except as to applicable statutes of limitation, failure, omission, delay, waiver or refusal by the Counterparty to exercise, in whole or in part, any right or remedy held by the Counterparty with respect to any Agreement or any transaction under any Agreement; or

(f)	any change in the existence, structure or ownership of the Guarantor or Company, or any bankruptcy, insolvency, reorganization, liquidation, receivership, or similar proceeding affecting Company or its assets.
The obligations of the Guarantor hereunder are several and not joint with Company or any other person, and are primary obligations for which the Guarantor is the principal obligor. There are no conditions precedent to the enforcement of this Guaranty, except as expressly contained herein. It shall not be necessary for the Counterparty, in order to enforce payment by the Guarantor under this Guaranty, to exhaust its remedies against Company, any collateral pledged by Company, any other guarantor, or any other person liable for the payment or performance of the Guaranteed Obligations. This Guaranty is one of payment and not of collection and shall apply regardless of whether recovery of all such Guaranteed Obligations may be discharged, or uncollectible in any bankruptcy, insolvency, reorganization, liquidation, receivership, or similar proceeding affecting Company or its assets.

Without limiting Guarantor’s own defenses and rights hereunder, Guarantor reserves to itself all rights, setoffs, counterclaims and other defenses to which Company is or may be entitled to arising from or out of the Agreements or otherwise, except as limited herein and except for defenses arising out of the bankruptcy, insolvency, reorganization, liquidation, receivership, or similar proceeding affecting Company or its assets.

3.	Waiver. Guarantor hereby waives:
(a)	notice of acceptance of this Guaranty, notice of the creation or existence of any of the Guaranteed Obligations and notice of any action by the Counterparty in reliance hereon or in connection herewith;

(b)	notice of the entry into any Agreement between Company and the Counterparty and notice of any amendments, supplements or modifications thereto; or any waiver of consent under any Agreement, including waivers of the payment and performance of the obligations thereunder;

(c)	notice of any increase, reduction or rearrangement of Company’s obligations under any Agreement or notice of any extension of time for the payment of any sums due and payable to the Counterparty under any Agreement;

(d)	except as expressly set forth herein, presentment, demand for payment, notice of dishonor or nonpayment, protest and notice of protest or any other notice of any other kind with respect to the Guaranteed Obligations; and

(e)	any requirement that suit be brought against, or any other action by the Counterparty be taken against, or any notice of default or other notice be given to, or any demand be made on, Company or any other person, or that any other action be taken or not taken as a condition to the Guarantor’s liability for the Guaranteed Obligations under this Guaranty or as a condition to the enforcement of this Guaranty against the Guarantor.
4.	Subrogation. The Guarantor shall be subrogated to all rights of the Counterparty against Company in respect of any amounts paid by the Guarantor pursuant to the Guaranty, provided that the Guarantor waives any rights it may acquire by way of subrogation under this Guaranty, by any payment made hereunder or otherwise (including, without limitation, any statutory rights of subrogation under Section 509 of the Bankruptcy Code, 11 U.S.C. §509, or otherwise), reimbursement, exoneration, contribution, indemnification, or any right to participate in any claim or remedy of the Counterparty against Company or any collateral which the Counterparty now has or acquires, until all of the Guaranteed Obligations shall have been irrevocably paid to the Counterparty in full. If (a) the Guarantor shall perform and shall make payment to the Counterparty of all or any part of the Guaranteed Obligations and (b) all the Guaranteed Obligations shall have been paid in full, the Counterparty shall, at the Guarantor’s request, execute and deliver to the Guarantor appropriate documents necessary to evidence the transfer by subrogation to the Guarantor of any interest in the Guaranteed Obligations resulting from such payment by the Guarantor.
5.	Notices. All demands, notices and other communications provided for hereunder shall, unless otherwise specifically provided herein, (a) be in writing addressed to the party receiving the notice at the address set forth below or at such other address as may be designated by written notice, from time to time, to the other party, and (b) be effective upon delivery, when mailed by U.S. mail, registered or certified, return receipt requested, postage prepaid, or personally delivered. Notices shall be sent to the following addresses:
If to Counterparty:

Address:	BP Corporation North America Inc.
201 Helios Way
Houston, Texas 77079
Attention:	Contract Services
Facsimile No.:	713-323-0203
Telephone No.:	713-323-2000

If to Guarantor:

Address:	NiMin Energy Corp.
1160 Eugenia Place
Suite 100
Carpinteria, CA 93013
Attention:	Chief Financial Officer
Facsimile No.:	805-566-2917
Telephone No.:	805-566-2900
6.	Demand and Payment. Counterparty is not entitled to make demand upon Guarantor until a default occurs in payment of any Guaranteed Obligations by Company to Counterparty. Any demand by the Counterparty for payment hereunder shall be in writing, reference this Guaranty, reference the Guaranteed Obligations, and signed by a duly authorized representative of the Counterparty and delivered to the Guarantor pursuant to Section 5 hereof. There are no other requirements of notice, presentment or demand. The Guarantor shall pay, or cause to be paid, such Guaranteed Obligations within ten (10) business days of receipt of such demand.
7.	No Waiver; Remedies. Except as to applicable statutes of limitation, no failure on the part of Counterparty to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.
8.	Term; Termination. This Guaranty shall continue in full force and effect from the Effective Date until thirty (30) days following Guarantor’s notice, in writing, to Counterparty of Guarantor’s termination of this Guaranty (the “Termination Date”); provided, however, the termination of this Guaranty shall not affect Guarantor’s obligations hereunder with respect to any transaction entered into prior to such Termination Date, and this Guaranty shall remain in full force and effect until all Guaranteed Obligations arising with respect to such transactions have been fully satisfied.

9.	Assignment; Successors and Assigns. The Guarantor and the Counterparty shall not assign its rights hereunder without the prior written consent of the other party, and any assignment without such prior written consent shall be null and void and of no force or effect. This Guaranty shall be binding upon and inure to the benefit of the each party hereto and their respective successors and permitted assigns.

10.	Amendments, Etc. Subject to the Guarantor’s right to terminate this Guaranty pursuant to Paragraph 8, no amendment of this Guaranty shall be effective unless in writing and signed by Guarantor and Counterparty. No waiver of any provision of this Guaranty nor consent to any departure by the Guarantor therefrom shall in any event be effective unless such waiver shall be in writing and signed by Counterparty. Any such waiver shall be effective only in the specific instance and for the specific purpose for which it was given.

11.	Caption. The captions in this Guaranty have been inserted for convenience only and shall be given no substantive meaning or significance whatsoever in construing the terms and provisions of this Guaranty.

12.	Representation and Warranties.

The Guarantor represents and warrants as follows:
(a)	The Guarantor is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has full corporate power to execute, deliver and perform this Guaranty.

(b)	The execution, delivery and performance of this Guaranty have been and remain duly authorized by all necessary corporate action and do not contravene the Guarantor’s constitutional documents or any contractual restriction binding on the Guarantor or its assets.

(c)	This Guaranty constitutes the legal, valid and binding obligation of the Guarantor enforceable against Guarantor in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditor’s rights and to general equity principles.
13.	Foreign Currency Obligations. Subject to the limitation of Guarantor’s total liability set forth in Paragraph 1 hereof, the Guarantor shall make payment in the currency in which the Company is required to pay its payment obligations (the “Original Currency”). For the purposes of calculating Guarantor’s total liability hereunder and applying the limitation on Guarantor’s total liability, the value of the payment obligation in the Original Currency shall be converted to US Dollars by the Guarantor at the rate equal to the applicable spot exchange rate of a large commercial bank located in Canada or the United States on the date that payment is made by the Guarantor.
14.	GOVERNING LAW. THIS GUARANTY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD OR REFERENCE TO THE CONFLICT OF LAWS PRINCIPLES OF ANY JURISDICTION. However, if any provision of this Guaranty shall be prohibited by or invalid under such law, such provision shall be ineffective to the extent of such prohibition or invalidity without invalidating the remainder of such provision or the remaining provisions of this Guaranty.
15.	Entire Agreement. This Guaranty constitutes the entire agreement and understanding between Guarantor and Counterparty with respect to the Guaranteed Obligations and supercedes and replaces in its entirety any and all guaranties previously issued by Guarantor to Counterparty with respect to the Guaranteed Obligations, or any part of them.
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     IN WITNESS WHEREOF, the Guarantor has caused this Guaranty to be duly executed and delivered by its duly authorized representative effective as of this 30th day of June, 2010 (“Effective Date”).

GUARANTOR: NIMIN ENERGY CORP., an Alberta corporation
By:	/s/ Clarence Cottman, III
	Name:	Clarence Cottman, III
	Title:	CEO